SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*
GrowGeneration Corp.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
39986L 109
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[ ]            Rule 13d-1(c)
[x]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Merida Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,676,997 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,676,997 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,676,997 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) Includes 975,000 shares of common stock underlying warrants held by Merida Capital Partners LP.

1.	NAMES OF REPORTING PERSONS

Merida Capital Partners II LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,453,602 (2)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,453,602 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,602 (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(2) Includes 80,645 shares of common stock underlying warrants held by Merida Capital Partners II LP.

1.	NAMES OF REPORTING PERSONS

Merida Capital Partners III LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

725,807 (3)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

725,807 (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

725,807 (3)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(3) Includes 241,936 shares of common stock underlying warrants held by Merida Capital Partners III LP.

1.	NAMES OF REPORTING PERSONS

Merida Manager, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,676,997 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,676,997 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,676,997 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	Includes 975,000 shares of common stock underlying warrants held by Merida Capital Partners LP.

1.	NAMES OF REPORTING PERSONS

Merida Manager II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,453,602 (2)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,453,602 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,602 (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(2)	Includes 80,645 shares of common stock underlying warrants held by Merida Capital Partners II LP.

1.	NAMES OF REPORTING PERSONS

Merida Manager III, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

725,807 (3)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

725,807 (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

725,807 (3)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(3)	Includes 241,936 shares of common stock underlying warrants held by Merida Capital Partners III LP.

1.	NAMES OF REPORTING PERSONS

Merida Advisor, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,856,406 (4)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,856,406 (4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,856,406 (4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, IA

(4)	Includes 1,297,581 shares of common stock underlying warrants held by Merida Capital Partners LP, Merida Capital Partners II LP and Merida Capital Partners III LP.

1.	NAMES OF REPORTING PERSONS

Mitchell Baruchowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,856,406 (4)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,856,406 (4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,856,406 (4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(5)	Includes 1,297,581 shares of common stock underlying warrants held by Merida Capital Partners LP, Merida Capital Partners II LP and Merida Capital Partners III LP.

Item 1(a).	Name of Issuer:
GrowGeneration Corp. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
930 W. 7th Avenue, Suite A
Denver, CO 80204

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Merida Capital Partners, LP, a Delaware limited partnership (the “MCP I”);

•	Merida Capital Partners II LP, a Delaware limited partnership (“MCP II”);

•	Merida Capital Partners III LP, a Delaware limited partnership (“MCP III”);

•	Merida Manager, LLC, a Delaware limited liability company (“Merida GP I”);

•	Merida Manager II LLC, a Delaware limited liability company (“Merida GP II”);

•	Merida Manager III LLC, a Delaware limited liability company (“Merida GP III”);

•	Merida Advisor, LLC, a Delaware limited liability company (“Merida Advisor”); and

•	Mitchell Baruchowitz, a United States citizen (“Mr. Baruchowitz”).
MCP I, MCP II and MCP III each hold the shares of common stock of the Issuer  that are the subject of this statement (the “Common Stock” or the “Shares”). Merida GP I serves as the general partner of MCP I, Merida GP II serves as the general partner of MCP II and Merida GP III serves as the general partner of MCP III.  Merida Advisor serves as the investment manager of MCP I, MCP II and MCP III.  Mr. Baruchowitz is the manager of each of Merida GP I, Merida GP II, Merida GP III and Merida Advisor.  As a result, (i) MCP GP I, Merida Advisor and Mr. Baruchowitz may be deemed to beneficially own the Shares beneficially owned by MCP I (ii) Merida GP II, Merida Advisor and Mr. Baruchowitz may be deemed to beneficially own the Shares held by MCP II, (iii) Merida GP III, Merida Advisor and Mr. Baruchowitz may be deemed to beneficially own the Shares held by MCP III.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Reporting Persons is 641 Lexington Avenue, 18th Floor, New York, New York 10022.
Item 2(c).	Citizenship:
Each of MCP I, MCP II and MCP III is a limited partnership formed under the laws of the State of Delaware.
Each of Merida GP I, Merida GP II, Merida GP III and Merida Advisor is a limited liability company formed under the laws of the State of Delaware.
Mr. Baruchowitz is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.001 par value per share
Item 2(e).	CUSIP Number:
39986L 109
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.
(a)	Amount beneficially owned:
As of the close of business on June 22, 2020,
(i)
MCP I owned 2,676,997 shares of Common Stock, consisting of (i) 1,701,997 shares of Common Stock held directly and (ii) 975,000 shares of Common Stock issuable upon the exercise of certain warrants held by MCP I;

(ii)
MCP II owned 1,453,602 shares of Common Stock, consisting of (i) 1,372,957 shares of Common Stock held directly and (ii) 80,645 shares of Common Stock issuable upon the exercise of certain warrants held by MCP II;

(iii)
MCP III owned 725,807 shares of Common Stock, consisting of (i) 483,871 shares of Common Stock held directly and (ii) 241,936 shares of Common Stock issuable upon the exercise of certain warrants held by MCP III;

(iv)	Merida GP I, as the general partner of MCP I, may be deemed to beneficially own the 2,676,997 shares of Common Stock owned by MCP I;

(v)	Merida GP II, as the general partner of MCP II, may be deemed to beneficially own the 1,453,602 shares of Common Stock owned by MCP II;

(vi)	Merida GP III, as the general partner of MCP III, may be deemed to beneficially own the 725,807 shares of Common Stock owned by MCP III;

(viii)	Merida Advisor, as the investment manager of MCP I, MCP II and MCP III, may be deemed to beneficially own the 4,856,406 shares of Common Stock collectively owned by MCP I, MCP II and MCP III.

(ix)
Mr. Baruchowitz, as the general partner of Merida GP I, Merida GP II, Merida GP III and Merida Advisor, may be deemed to beneficially own the 4,856,406 shares of Common Stock deemed collectively beneficially owned by Merida GP I, Merida GP II, Merida GP III and Merida Advisor.

(b)	Percent of Class:
The percentage of Common Stock reported owned by each person named herein is based upon 38,533,974 shares of Common Stock outstanding as of May 13, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2020. As of the close of business on June 22, 2020, each of the Reporting Persons may be deemed to beneficially own 12.6% of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-8.
(ii)	Shared power to vote or to direct the vote:
See Cover Pages Items 5-8.
(iii)	Sole power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
(iv)	Shared power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  June 23, 2020
MERIDA CAPITAL PARTNERS, LP
By: MERIDA MANAGER, LLC, its general partner

By: /s/ Mitchell Baruchowitz_________
Name: Mitchell Baruchowitz
Title: Manager

MERIDA MANAGER, LLC

By: /s/ Mitchell Baruchowitz_________
Name: Mitchell Baruchowitz
Title: Manager
MERIDA CAPITAL PARTNERS II LP
By: MERIDA MANAGER II LLC, its general partner

By: /s/ Mitchell Baruchowitz_________
Name: Mitchell Baruchowitz
Title: Manager

MERIDA MANAGER II LLC

By: /s/ Mitchell Baruchowitz_________
Name: Mitchell Baruchowitz
Title: Manager

MERIDA CAPITAL PARTNERS III LP
By: MERIDA MANAGER III LLC, its general partner

By: /s/ Mitchell Baruchowitz_________
Name: Mitchell Baruchowitz
Title: Manager

MERIDA MANAGER III LLC

By: /s/ Mitchell Baruchowitz_________
Name: Mitchell Baruchowitz
Title: Manager

MERIDA ADVISOR, LLC

By: /s/ Mitchell Baruchowitz_________
Name: Mitchell Baruchowitz
Title: Manager

/s/ Mitchell Baruchowitz______________
MITCHELL BARUCHOWITZ